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                            March 23, 2022

       Byron Yip
       President and Chief Operating Officer
       Okada Manila International, Inc.
       New Seaside Drive, Entertainment City
       Barangay Tambo, Para  aque City
       Metro Manila 1701
       Philippines

                                                        Re: Okada Manila
International, Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed February 22,
2022
                                                            File No. 333-262897

       Dear Mr. Yip:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed February 22, 2022

       Material Tax Considerations, page 126

   1. We note that the form of legal opinion you provided as exhibit 8.1 states that counsel expresses no
opinion on whether the Merger could be treated as a
                                                           reorganization
within the meaning of Section 368 of the Code. Please provide a revised opinion which addresses
the material tax aspects of the transactions including the
                                                        treatment of the
transaction under Section 368 of the Code. To the extent there is uncertainty whether the
merger would qualify as a reorganization within the meaning of
                                                        Section 368(a) for U.S.
federal income tax purposes, the legal opinion should clarify the degree of uncertainty
regarding this conclusion. Similarly we note the opinion that
 Byron Yip
Okada Manila International, Inc.
March 23, 2022
Page 2
      the Reorganization and the Merger collectively should qualify as a transaction governed by Section 351 of the Code. Please explain why you cannot give a "will" opinion and describe the degree of uncertainty.
Disclosure of Executive Compensation, page 225

2. We note your revised disclosure in response to prior comment 20 on page 225 regarding individual disclosure of compensation under Philippine law. Given this, please provide the individual compensation disclosure required by Item 18(a)(7)(ii) of Form F-4 and Item
      6.B.1 of Form 20-F.
Audited Financial Statements of 26 Capital, page F-103

3. Please amend to update the financial statements and related financial information of 26
      Capital Acquisition Corp. as of and for the fiscal year ended December 31, 2021; refer to
      Rule 8-08(b) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameByron Yip
                                                           Division of
Corporation Finance
Comapany NameOkada Manila International, Inc.
                                                           Office of Real
Estate & Construction
March 23, 2022 Page 2
cc:       James Grandolfo
FirstName LastName